SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                              Alfacell Corporation
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                                (Name of Issuer)

                       Common Stock, Options and Warrants
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                         (Title of Class of Securities)

                                   015404106
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                                 (CUSIP Number)

                                Kuslima Shogen
                           c/o Alfacell Corporation
                             225 Belleville Avenue
                              Bloomfield, NJ 07003
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   11/24/2004
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 015404106
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Shogen, Kuslima
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).


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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    USA
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        1,181,445 (includes 755,445 shares subject to options and warrrants which are currently exercisable or which will become exercisable within 60 days of November 24, 2004).

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        1,181,445 (includes 755,445 shares subject to options and warrrants which are currently exercisable or which will become exercisable within 60 days of November 24, 2004).

    (10) Shared dispositive power:
         0

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(11) Aggregate amount beneficially owned by each reporting person.

     1,181,445 (includes 755,445 shares subject to options and warrrants which are currently exercisable or which will become exercisable within 60 days of November 24, 2004).
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     3.28%
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(14) Type of reporting person (see instructions).

     IN
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Page 2 of 4 Pages

Item 1. Security and Issuer.

         N/A

Item 2. Identity and Background.

        (a) N/A

        (b) N/A

        (c) N/A

        (d) N/A

        (e) N/A

        (f) N/A

Item 3. Source and Amount of Funds or Other Consideration.

         N/A

Item 4. Purpose of Transaction.

         This Amendment No. 9 ("Amendment No. 9") to that certain statement on
         Schedule 13D of Kuslima Shogen filed on August 26, 2004 ("Amendment No. 8") hereby amends and restates Amendment No. 8 as provided herein.
         This Amendment No. 9 amends and restates Item 5 of Amendment No. 8 in its entirety.

Item 5. Interest in Securities of the Issuer.

        (a) In January 2001, the Reporting Person pledged 900,000 shares of her common stock in the Company to Global Aggressive Growth Fund Limited ("Global") to secure a personal loan. In turn, the Reporting Person entered into an agreement with the Company to loan the net proceeds to the Company.

            Pursuant to the agreement with Global, the Reporting Person made bi-annual payments for interest and principal through early 2004. Several months ago, the Reporting Person attempted to contact Global in order to payoff the outstanding balance of the loan and seek return of her 900,000 shares. The Reporting Person, however, was unable to locate Global or any of its representatives. After numerous unsuccessful attempts to reach Global, Reporting Person retained independent counsel to help her resolve this issue.


            The reporting Person's counsel has recently advised her that recovery of her missing shares from Global or any of its directors or officers is unlikely because Global appears to have fraudulently sold the shares and Global may now be defunct. Therefore, the Reporting Person's beneficial ownership in the Company has been reduced by 900,000 shares. The Reporting Person has informed the Company that she has engaged her own independent counsel to initiate proceedings against Global and other third parties either to recover monetary damages or to compel those responsible for her loss to repurchase the missing 900,000 shares of the Company in the open market and deliver them to the Reporting Person.

            Accordingly, the Reporting Person now beneficially owns 1,181,445 shares of Common Stock, consisting of 426,000 shares of Common Stock currently outstanding and 755,445 shares of Common Stock underlying options and warrants which are currently exercisable or which will become exercisable within 60 days of November 24, 2004. Such shares constitute 3.28% of the Common Stock outstanding assuming all options and warrants are exercised. With the filing of this Amendment No. 9, the Reporting Person ceases to be subject to the beneficial ownership filing requirements under Section 13 of the Securities and Exchange Act of 1934, as amended, as her beneficial ownership falls below 5%.

        (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the shares of Common Stock referred to in Item 5(a).

        (c) None

        (d) None

        (e) November 24, 2004

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         N/A

Item 7. Material to be Filed as Exhibits.

         N/A

Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Alfacell Corporation

Date: 11/24/2004                      /s/ Kuslima Shogen
                                      Name:  Kuslima Shogen
                                      Title: Chairman of the Board and
                                             Chief Executive Officer


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 4 of 4 Pages